

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE





05046103

February 27, 2005

Bob Normile
Senior Vice President and General Counsel
Mattel, Inc.
333 Continental Boulevard
El Segundo, CA 90245-5012

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/27/2005

Re: Mattel, Inc.
Incoming letter dated January 14, 2005

Dear Mr. Normile:

This is in response to your letter dated January 14, 2005 concerning the shareholder proposal submitted to Mattel by Robert D. Morse. We also have received a letter from the proponent dated January 17, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.


RECD S.E.C.
MAR - 4 2005
1086

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08057-2717



Mattel, Inc.

Bob Normile
SENIOR VICE PRESIDENT
GENERAL COUNSEL & SECRETARY
Phone: (310) 252-3615
Fax: (310) 252-2567/4991

333 Continental Boulevard
El Segundo, California 90245-5012
Phone: (310) 252-2000

January 14, 2005

Sent Via E-Mail and Overnight Courier

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549
E-mail address: cfletters@sec.gov

Re: Mattel, Inc. -- Stockholder Proposal of Robert D. Morse

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we hereby give notice on behalf of Mattel, Inc., a Delaware corporation (the "Company") of its intention to omit from the proxy statement and form of proxy for the Company's 2005 Annual Meeting of Stockholders (together, the "2005 Proxy Materials") a proposal submitted by Robert D. Morse to the Company.

With respect to Mr. Morse's proposal, the Company requests the concurrence of the staff of the Division of Corporation Finance (the "Staff") that it will not recommend enforcement action if the Company omits this proposal from the 2005 Proxy Materials for the reasons set forth in this letter.

I. The Proposal

The Company received a cover letter, proposal and supporting statement (together, the "Proposal") from Mr. Morse on August 27, 2004, copies of which have been attached hereto as Attachment A. The Proposal states that "I, Robert D. Morse, of 212 Highland Ave., Moorestown, NJ 08057-2717, propose that Management and Directors return the word "Against" to all voting cards for the Year 2005 meeting."

II. Reasons for Omission

The Company believes that it may omit the Proposal for each of the following reasons: (1) the Proposal, if implemented, would violate applicable law, including the proxy rules, and therefore it may be excluded under Rule 14a-8(i)(2); (2) to the extent that the Proposal is intended to apply to matters other than the election of directors, the Proposal has been substantially implemented and is therefore excludable under Rule 14a-8(i)(10); and (3) because the Proposal requires a change to the voting cards for the very meeting at which they would be presented to vote, the Proposal is incapable of being implemented, and is properly excluded under Rule 14a-8(i)(6). In addition, and alternatively, the Company believes that portions of the supporting statement are materially false or misleading, and are thus properly excluded pursuant to Rule 14a-8(i)(3)

A. The Proposal May Be Omitted Pursuant to Rule 14a-8(i)(2) Because Implementation of the Proposal Would Violate Applicable Law, Including the Proxy Rules

Revising the form of proxy for elections of directors as suggested by the Proposal would cause the Company to violate Rule 14a-9 of the proxy rules, and so the Company may properly omit the Proposal pursuant to Rule 14a-8(i)(2).

Implementing the Proposal would require the Company to permit stockholders to mark their proxies as votes "against" director nominees. In elections of directors, however, Delaware, like most states, generally gives no effect to votes "against" a nominee. Rather, Section 216 of the Delaware General Corporation Law, as amended ("DGCL"), states that, unless provided otherwise in a particular corporation's certificate of incorporation or bylaws, "[d]irectors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors." Although the Company provides for cumulative voting with respect to the election of directors, neither the certificate of incorporation nor the bylaws of the Company opts out of or otherwise deviates from Delaware's statutory default rule of plurality voting.

Under plurality voting, nominees for director who receive the greatest number of favorable votes are elected up to the maximum number of directors to be chosen at the election. As a consequence, a vote "against" a director does not, by itself, have any effect. In the election of directors of the Company, for example, holders of common stock are entitled to elect eleven directors, with the eleven candidates who receive the highest number of affirmative votes being elected, regardless of how many "withhold votes" or "against" votes a candidate were to receive. Thus, unlike votes cast "against" other proposals, which count against the number needed to pass the proposal, votes cast "against" a nominee director will not have any legal effect.

We have also been advised by our Delaware counsel, Richards, Layton & Finger, P.A., that Delaware law would not give legal effect to votes cast "against" a nominee in an election of directors of the Company. Pursuant to Rule 14a-8(j)(2)(iii) of the proxy rule, the legal opinion of Richards, Layton & Finger, P.A. is attached hereto as Attachment B. We believe, therefore, that because applicable state law would give no effect to a vote "against" a nominee, to include this choice on the form of proxy would be misleading in violation of Rule 14a-9.

When the Commission adopted the amendments to Rule 14a-4 in 1979 the Commission itself reached the same conclusion, stating that, "with respect to a security holder's ability to vote for or against an individual nominee, the Commission acknowledges that an 'against' vote may have questionable legal effect and therefore could be confusing and misleading to shareholders. Accordingly, the term 'withhold authority' has been substituted in the rule." See Shareholder Communications Shareholder Participation in the Corporate Electoral Process and Corporate Governance Generally, Exchange Act Release No. 34, 16356, [1979-1980 Transfer Binder] Fed. Sec. L. Rep. (CCH) p 82, 358, 1979 WL 173198 (S.E.C.) at 5 (Nov. 21, 1979).

(i) Precedents Supporting Exclusion Under Rule 14a-8(i)(2)

The Proponent submitted a similar proposal and supporting statement to the Company on September 30, 2002 (the "2003 Proposal") requesting that the Company take similar action as requested by the Proposal, for inclusion in the Company's 2003 form of proxy and proxy statement for the Company's 2003 Annual Meeting of Stockholders. By letter dated February 21, 2003, the Staff indicated that it concurred with the Company's view that the 2003 Proposal could be excluded under Rule 14a-8(i)(2), because the 2003 Proposal, if implemented, would require the Company to violate applicable law, including the proxy rules. See Mattel, Inc. (February 21, 2003).[1]

Earlier this year, the Staff considered a proposal by Mr. Morse identical to the Proposal in Avaya Inc. (Nov. 4, 2004).[2] Avaya Inc. argued, among other things, that implementation of the proposal would violate the proxy rules and that Mr. Morse's proposal was therefore

---

[1] The 2003 Proposal read: "Management and Directors are requested to make the following change to the format of the Proxy Voting Card: Remove the word "Except" and re-apply the word "Against" in the Vote For Directors Column." It is the Company's view that the only difference between the current Proposal and the 2003 Proposal is that is that it is unclear whether the current Proposal, which requests "Management and Directors [to] return the word 'Against' to all voting cards," is intended to apply to matters other than the election of directors, while the 2003 Proposal was clearly intended to apply only to such an election. Although the supporting statements to the Proposal clearly indicate that the Proposal intends to apply only to the election of directors, we address this difference in Section B of this letter.

[2] In response to a letter from Avaya, which, among other things, informed Mr. Morse that it was unclear whether his proposal intended to apply to all matters to be voted on or only to the election of directors, Mr. Morse submitted a revised proposal restricting his proposal to the vote for directors. The Staff granted Avaya no action relief to omit both the original and revised proposals from its proxy materials. See Avaya Inc. (Nov. 4, 2004). The proposal for which the Company is now requesting no action relief is identical to the original, and omitted proposal, that Mr. Morse submitted to Avaya.

excludable pursuant to Rule 14a-8(i)(2). Avaya, which like the Company is a Delaware corporation, also elected directors by plurality vote. The Staff granted no action relief to Avaya under Rule 14a-(8)(i)(2), stating: "There appears to be some basis for your view that Avaya may exclude the proposals under rule 14a-8(i)(2). In this regard, because Avaya's governing instruments do not opt out of the plurality voting that is other specified by Delaware law, it appears that implementation of the proposals would result in Avaya's proxy materials being false or misleading under rule 14a-9." See Avaya Inc. (Nov. 4, 2004).

In addition, in 2002 and 2003, the Staff granted no-action relief under Rule 14a-8(i)(2) to several companies with respect to shareholder proposals significantly similar to the Proposal. The Staff articulated the same basis for granting the relief in every one of these instances: that implementation of such proposals would result in the companies' proxy materials being false or misleading under Rule 14a-9, where the companies' governing instruments do not opt out of the plurality voting that is otherwise specified by the companies' state of incorporation. A number of these no action letters were in response to Delaware corporations that sought no action relief for exclusion of such proposals under Rule 14a-8(i)(2) and whose governing instruments did not opt out of Delaware's default plurality voting regime. See, General Motors Corporation (April 2, 2003); AT&T Wireless Services, Inc. (January 24, 2002); Citigroup Inc. (January 2, 2003); Lucent Technologies Inc. (November 18, 2002); Visteon Corporation (February 20, 2002); The Coca-Cola Company (February 6, 2002). As with the foregoing precedents, the Avaya precedent and the Company's own previous successful no action request (see Mattel, Inc., February 21, 2003) discussed above, the Company requests that the Staff not recommend enforcement action to the Commission if the Company omits the Proposal under Rule 14a-8(i)(2).

B. The Proposal May Be Omitted Under Rule 14a-8(i)(10) to the Extent That It Is Intended to Apply to Matters Other Than the Election of Directors Because It Has Already Been Substantially Implemented.

Rule 14a-8(i)(10) allows companies to exclude shareholder proposals if "the company has already substantially implemented the proposal." The Proposal does not specify whether it applies to all matters which may be brought before the annual meeting for a vote or whether it is intended to apply only to the election of directors. To the extent the Proposal applies to matters other than the election of directors, it has been substantially implemented because the Company already provides a "for" and "against" vote option on all matters other than the election of directors, and thus as to such other matters the Proposal may be excluded under Rule 14a-8(i)(10). Accordingly, the Company requests the Staff's concurrence with the Company's view that it may exclude the Proposal from its proxy materials, to the extent that the Proposal applies to matters other than the election of directors.

C. The Proposal May Be Omitted Under Rule 14a-8(i)(6) Because The Proposal is Incapable of Being Implemented and the Company Would Lack the Power to Implement It if Passed

Rule 14a-(8)(i)(6) allows companies to exclude shareholder proposals if "the company would lack the power or authority to implement the proposal." The Proposal requests shareholders to approve changes to the Company's proxy cards "for the Year 2005 meeting" at the 2005 annual meeting. The Company is incapable of implementing this change, which requires a vote of shareholders at the 2005 meeting to change the voting cards for the 2005 meeting. Even if the Proposal obtained a majority of shareholder votes at the 2005 meeting, the Company would be unable to implement the requested change, because the 2005 annual meeting would have been held and completed.

The Company believes the Proposal is excludable under Rule 14a-8(i)(6) as the Company would lack the ability to implement the Proposal if passed.

D. A Sentence of the Supporting Statement Is Excludable Under Rule 14a-8(i)(3) Because It Contains Statements or Assertions That the Company Can Demonstrate Objectively Are Materially False or Misleading.

Rule 14a-8(i)(3) permits a company to exclude portions of a shareholder proposal or supporting statement from its proxy statement if such portions are contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. Prior to the Staff's September 15, 2004 Legal Bulletin (See SEC Staff Legal Bulletin No. 14B (CF) (September 15, 2004)), this included factually false or misleading statements, opinions stated as fact, and undocumented assertions of fact. See, e.g., Monsanto Co. (Nov. 26, 2003) (false or misleading statements, opinions stated as fact, and undocumented assertions of fact); Sysco Corp. (Aug. 12, 2003) (false or misleading statements and undocumented assertions of fact); Kroger Co. (April 11, 2003) (false or misleading statements). Although in its September 15, 2004 Bulletin the Staff announced that opinions stated as facts and undocumented assertions of fact would no longer be excludable, it reaffirmed that materially false or misleading factual statements are properly excluded under Rule 14a-8(i)(3). However, in order to exclude such statements, the Staff declared that companies must demonstrate objectively that such statements are false or misleading. In the Company's view, the Proposal's supporting statement contains a statement that the Company can demonstrate objectively is false or misleading.

In his supporting statement for the Proposal, Mr. Morse states that, "Since Management nominates the Directors, might this not come under a "conflict of interest" interpretation?" It is simply not true that "Management nominates the Directors." Pursuant to Article 1, Section 10 of the Company's bylaws and applicable law, the power to nominate directors is vested exclusively in the Board of Directors and the stockholders of the Company. A copy of Article I, Section 10 of the Company's bylaws is attached hereto as Attachment C. Accordingly, the

Company respectfully submits that it has satisfied its burden of objectively demonstrating the falsity of the above-discussed sentence from Mr. Morse's supporting statement, and requests that the Staff not recommend enforcement action if the Company omits such sentence from its 2005 Proxy Materials.

III. Conclusion

For the reasons set forth above, the Company believes that it may omit the Proposal from the 2005 Proxy Materials. In accordance with Rule 14a-8(j) of the Exchange Act, we have enclosed six copies of this letter, including attachments. Please acknowledge receipt of the enclosed materials by date-stamping the enclosed receipt copy of this letter and returning it in the enclosed return envelope. If the Staff believes that it will not be able to take the no-action position requested above, we would appreciate the opportunity to confer with the Staff prior to the issuance of a negative response. Please feel free to call the undersigned at (310) 252-3615 with any questions or comments regarding the foregoing.

Very truly yours,



Bob Normile
Senior Vice President and General Counsel

Attachments

cc: Mr. Robert D. Morse (w/attachments)

**Attachment A**

Proposal from Mr. Morse

Robert D. Morse
212 Highland Ave.
Moorestown, NJ. 08057-2717

Ph: 856 235 1711
August 24, 2004

Office of The Secretary
Mattel Corporation
333 Continental Blvd.
El Segundo, CA 90245-5012

Dear Secretary:

I wish to enter the enclosed Proposal to be printed in the Year 2005 Proxy Material. for a vote. I will hold my necessary equity in the Company until after the meeting. I also can provide evidence that I am unable to attend, but will try to be represented at the meeting. My wife had a mild heart attack at the end of Year 2003, was in 2 hospitals, and is undergoing daily blood sugar tests, and has been taking 7 or 8 pills daily to alleviate her ailments. This requires my nearby presence to monitor such. Thank you for your understanding.

Sincerely,

Robert D. Morse



Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08057-2717

Ph: 856 235 1711

August 24, 2004

Office of The Secretary
Mattel Corporation
333 Continental Blvd.
El Segundo, CA 90245-5012

PROPOSAL

I, Robert D. Morse, of 212 Highland Ave., Moorestown, NJ 08057-2717, propose that Management and Directors return the word "Against" to all voting cards for the Year 2005 meeting.

REASONS: As you vote, keep in mind that "Against" was removed from most all proxy ballots about 1975, but ONLY in the vote for DIRECTORS BOX. Most major companies registered in DE, MD, NJ, NY, and VA have explained that shareowners might be "confused" that they would be voting "Against", when they have no right to if voting under "Plurality"—Contrived Rules adopted by those States and Corporate Registrants therein. Under this system, any nominee can be elected with even one vote "For" if that many are listed as available for the number of directors requested.

You are denied "The Right of Dissent", a violation of the Constitution, and/or The Bill of Rights. Insist on a return to Democracy, not a power grab. Example: In year 2003 the CEO of ExxonMobil Corp. gained $28 million as a result of this process. Since Management nominates the Directors, might this not come under a "conflict of interest" interpretation ? These are YOUR assets being diverted for mostly Management's gain.

Ford Motor Company agreed to return "Against" two years ago, showing the American Way spirit as a fine U.S. Corporation.

By voting out company nominated directors, your say has an effect on rejecting Directors who defy your wishes to reduce Management's outlandish remuneration. Remember that the Product or Services, and its Advertising and Acceptance are the source of income. A fair stated salary and minimal perks are sufficient to maintain a good lifestyle, not an exorbitant one that they desire.

Thank you All for accepting this as good advice for the proper conduct of the Company.

Robert D. Morse



These rhymes are for stress relief.
Not part of the presentation.

## MATING

This rhyme occurs to me about mating,
A subject of course, you might be hating.
But it should bring some couples bliss,
With the possible exception of this:
It's over too soon for those dating!

## PROVIDENCE

Providence is a dream-like phrase;
Usually a claim to being saved
From calamity. catastrophe or other.
Soon to be forgotten until another.

Robert Dennis Morse
Year 2000

## POETRY AND RHYMES II

A poet may depict a castle in a cloud,
As far as I know, this can be allowed.
Surrounded by a protective stream,
With a bridge to the reader, it seems.
The purpose I do hope
Will carry thoughts that are re: moat.

## APPEL - ATE COURT

A court manages to have decorum
Just after holding a forum.
When passing out a decision,
It is seldom met with derision.
Apples to me are somewhat akin,
Just after a peeling removes the skin.
Now, if an apple I have,
First I cut it in half,
And then it's easy to decor 'em!

## Attachment B

Opinion of Richards, Layton & Finger, P.A.

RICHARDS, LAYTON & FINGER
A PROFESSIONAL ASSOCIATION
ONE RODNEY SQUARE
920 NORTH KING STREET
WILMINGTON, DELAWARE 19801
(302) 651-7700
FAX (302) 651-7701
WWW.RLF.COM

January 14, 2005

Mattel, Inc.
333 Continental Boulevard
El Segundo, CA 90245-5012

Re: Stockholder Proposal Submitted By Robert D. Morse

Ladies and Gentlemen:

We have acted as special Delaware counsel to Mattel, Inc., a Delaware corporation (the "Company"), in connection with a proposal submitted to the Company under cover of a letter, dated August 24, 2004 (the "Proposal"), from Robert D. Morse (the "Proponent") which the Proponent intends to present at the Company's 2005 annual meeting of stockholders (the "Annual Meeting"). In this connection, you have requested our opinion as to a certain matter of Delaware law.

For purposes of rendering our opinion as expressed herein, we have been furnished and have reviewed the following documents: (i) the Restated Certificate of Incorporation of the Company as filed with the Secretary of State of the State of Delaware (the "Secretary of State") on November 30, 1993, the Certificate of Elimination of the 12.5% Convertible Preference Stock, Series F, of the Company as filed with the Secretary of State on November 16, 1995, the Certificates of Ownership and Merger of the Company as filed with the Secretary of State on December 30, 1994, June 19, 1996, December 22, 1997, December 23, 1999, December 14, 2000 and December 22, 2003, the Certificates of Merger of the Company as filed with the Secretary of State on March 27, 1997 and May 12, 1999, the Certificates of Amendment of the Company as filed with the Secretary of State on May 8, 1996 and May 7, 1998, the Certificate of Designations of Series B Voting Convertible Exchangeable Preferred Stock of the Company as filed with the Secretary of State on March 26, 1997, the Certificate of Designations of Series C Mandatorily Convertible Redeemable Preferred Stock as filed with the Secretary of State on March 26, 1997, the Certificate of Correction Filed to Correct Errors in the Certificate of Designations of Series C Mandatorily Convertible Redeemable Preferred Stock of the Company as filed with the Secretary of State on June 24, 1997 and the Certificate of Designation of Special Voting Preferred Stock of the Company as filed with the Secretary of State on May 12, 1999, which we assume collectively constitute the certificate of incorporation of the Company as currently in effect (the "Certificate"); (ii) the Bylaws of the Company, as amended through November 8, 2001, which we assume constitute the bylaws of the Company as currently in effect (the "Bylaws"); and (iii) the Proposal.

With respect to the foregoing documents, we have assumed: (i) the authenticity of all documents submitted to us as originals; (ii) the conformity to authentic originals of all documents submitted to us as copies; (iii) the genuineness of all signatures and the legal capacity of natural persons; and (iv) that the foregoing documents, in the forms thereof submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. We have not reviewed any document other than the documents listed above for purposes of rendering our opinion, and we assume that there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. In addition, we have conducted no independent factual investigation of our own, but rather have relied solely on the foregoing documents, the statements and information set forth therein and the additional matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

## The Proposal

The Proposal reads, in relevant part, as follows:

> I, Robert D. Morse, of 212 Highland Ave., Moorestown, NJ 08057-2717, propose that Management and Directors return the word "Against" to all voting cards for the Year 2005 meeting.

You have requested our opinion, as a matter of Delaware law, concerning the effect of a vote "against" a nominee for election as a director of the Company.

## Discussion

Section 216 of the General Corporation Law of the State of Delaware (the "DGCL") provides that in the absence of any specification in a corporation's certificate of incorporation or bylaws, "[d]irectors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors." 8 Del. C. § 216(3).

Although the Certificate provides for cumulative voting with respect to the election of directors by stockholders and grants enhanced voting rights with respect to the election of directors to certain holders of preferred stock of the Company upon the occurrence of certain specified events (which we have been informed, and therefore assume, have not occurred), it does not otherwise deviate from, and it does not opt out of, the plurality voting standard set forth in Section 216 of the DGCL.

Article I, Section 7 of the Bylaws provides, in pertinent part, that "[a]ll elections shall be determined by a plurality of the votes cast, and except as otherwise required by law, all other matters shall be determined by a majority of the votes cast." In this respect, the Company is typical of Delaware corporations. See North Fork Bancorp., Inc. v. Toal, C.A. No. 18147, slip op. at 10 n.12 (Del. Ch. Nov. 13, 2000) ("North Fork") ("Typically, directors of Delaware corporations are elected by a plurality of voting power present at a meeting in person or represented by proxy.");[1] see also Securities and Exchange Commission, Release No. 34-48629, Section II.A.1.a ("Many companies use plurality rather than majority voting for board elections, which means that candidates can be elected regardless of whether they receive a majority of the security holder vote.").

Where directors are elected by a plurality vote, those nominees for director who receive the greatest number of favorable votes are elected. 2 Model Business Corporation Act, §7.28, pp. 7-186-87 (3rd ed. 1999) ("A 'plurality' means that the individuals with the largest number of votes are elected as directors up to the maximum number of directors to be chosen at the election."); Securities and Exchange Commission, Release No. 34-48629, fn. 52 ("Under plurality voting, the candidate with the greatest number of votes is elected; therefore, in an election in which there are the same number of nominees as there are board positions open, each nominee receiving even a single vote will be elected, regardless of the number of votes 'withheld' from a candidate."). As a consequence, a vote against a director, in and of itself, has no effect. To illustrate, if at an election of directors, five directors are to be elected and ten persons have been nominated to fill the five available directorships, the five nominees receiving the greatest number of favorable votes will be elected to the seats on the board of directors. Even if a greater number of votes were voted against the election of a particular nominee than were voted for his or her election, that nominee would nonetheless be elected so long as the votes for his or her election exceeded the number of votes cast in favor of five of the other ten nominees. Black's Law Dictionary further illustrates the point. There "plurality" is defined as "the excess of the votes cast for one candidate over those cast for any other." The writer then goes on to describe the difference between a plurality vote and a majority vote:

> Where there are only two candidates, he who receives the greater number of the votes cast is said to have a *majority*; when there are more than two competitors for the same office, the person who receives the greatest number of votes has a *plurality*, but he has not a majority unless he receives a greater number of votes than those cast for all his competitors combined, or in other words, more than one-half of the total number of votes cast.

Black's Law Dictionary 1154 ($6^{th}$ ed. 1990).

The decision of the Delaware Court of Chancery in North Fork provides a useful description of the interplay between state law and the rules of the Securities and Exchange Commission, which also illustrates the effect of plurality voting. Noting that since 1979, SEC Rule 14a-4(b)(2) has required that proxy cards used for the election of directors provide a "means for security holders to withhold authority to vote for each nominee," the Court observed

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[1] North Fork dealt with the unusual situation where a corporation's bylaws required that directors be elected by a majority of the voting power present at a meeting. The question before the Court was whether the proxy cards marked "withhold authority" represented "voting power present" at the meeting.

that when the SEC considered amendments to its rule in 1979, it first proposed the mandatory inclusion of an "against" voting option on proxy cards. However, after receiving public comments, the SEC found that:

> A number of legal commentators questioned the treatment of an "against" vote under state law, most arguing that it *normally* would have no effect in an election. They also expressed concern that shareholders might be misled into thinking that their against votes would have an effect when, as a matter of substantive law, such is not the case since such votes are treated simply as abstentions.

North Fork, slip op. at 17.[2]

As a result of this concern, according to the history related by the Court, the SEC dropped the requirement for the inclusion of an "against" voting option. However, it did include in the final rule the concept of permitting stockholders to withhold authority to vote for a nominee or nominees because it wanted to enable stockholders to express dissent by some means other than simply abstaining. Significantly, the Court went on to agree that the concern of commentators that led to the present language of Rule 14a - 4b(2) was justified saying, "because most corporate votes typically require a plurality (and not a majority as was required by the [defendant's] bylaws) the commentators' concern was well-founded." North Fork, slip op. at 18 n.23. The Court observed that stockholders could be misled by the availability of the option to vote against nominees, thinking this offered the possibility of defeating the slate. Hence, the Court concluded, "rather than mandating the inclusion of an 'against' vote on proxy cards which could lead to further shareholder cynicism, the SEC compromised, offering shareholders the opportunity to express dissatisfaction by withholding authority to vote for all or specific nominees." Id.

## Conclusion

For the reasons set forth above, it is our opinion that, as a matter of Delaware law, in an election of directors where directors are elected by a plurality vote, a vote "against" a nominee for election as a director has no effect in determining whether a nominee is elected as a director.

The foregoing opinion is limited to the laws of the State of Delaware. We have not considered and express no opinion on the effect of the laws of any other state or jurisdiction, including state or federal laws relating to securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body. In addition, we have not considered and express no opinion as to the applicability of or any compliance with the Delaware Securities Act, 6 Del. C. § 7301 et seq., or any rules or regulations promulgated thereunder.

---

[2] The Court cited Shareholder Communications Shareholder Participation in the Corporate Electoral Process and Corporate Governance Generally, Exchange Act Release No. 34, 16356 [1979-1980 Transfer Binder] Fed. Sec. L. Rep. (CCH) p 82, 358, 1979 WL 173198 (S.E.C.) at 5 (Nov. 21, 1979).

The foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the SEC and the Proponent in connection with the matters addressed herein and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,

Richards, Layton & Finger, P.A.

MG/MDA/JMZ

**Attachment C**

Article I, Section 10 of the Company's Bylaws

Only persons who are properly nominated in accordance with the procedures set forth in these Bylaws shall be eligible for election as directors. Nominations of persons for election to the Board of Directors of the corporation may be made at a meeting of stockholders or any adjournment thereof (i) by or at the direction of the Board of Directors or (ii) by any stockholder of the corporation entitled to vote for the election of directors at the meeting who complies with the notice procedures set forth in this Section 10. Such nominations, other than those made by or at the direction of the Board of Directors, shall be made pursuant to timely and complete notice in writing to the Secretary of the corporation. For elections at an annual meeting, to be timely, a stockholder's notice must be delivered or mailed to and received at the principal executive offices of the corporation not later than the close of business on the 90th day nor earlier than the 120th day prior to the anniversary of the preceding year's annual meeting; provided, however, that in the event that the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made by the corporation. In the event the corporation calls a special meeting of the stockholders for the purpose of electing one or more directors to the Board of Directors, a stockholder may nominate a person or persons (as the case may be), for election to such position(s) as specified in the corporation's notice of meeting, if the stockholder's notice shall be delivered or mailed to and received at the principal executive offices of the corporation not earlier than the close of business on the 120th day prior to such special meeting and not later than the close of business on the later of the 90th day prior to such meeting or the 10th day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting. In no event shall the public announcement of an adjournment of an annual or special meeting commence a new time period for the giving of a stockholder's notice as described above. ("Public announcement" is defined in Section 9 herein.) Such stockholder's notice shall be complete provided it sets forth (i) as to each person whom such stockholder proposes to nominate for election or re-election as a director, (a) the name, age, business address and residence address of the person, (b) the principal occupation or employment of the person, (c) the class and number of shares of capital stock of the corporation which are owned directly or beneficially by the person, (d) a statement as to the person's citizenship, and (e) such person's written consent to serve as a director if elected; (ii) as to the stockholder giving the notice (a) the name and address, as they appear on the corporation's books, of such stockholder and (b) the class and number of shares of the corporation's stock which are owned by such stockholder, and (iii) if the stockholder intends to solicit proxies in support of such stockholder's nominee(s), a representation to that effect; provided, however, that compliance by a stockholder with the notice provisions and other requirements in this Section 10 shall not create a duty of the corporation to include the stockholder's nominee in the corporation's proxy statement or proxy if the stockholder's nominee is not nominated by the Board of Directors, and the corporation shall retain any discretion it has to omit the nominee from the corporation's proxy statement and proxy. At the request of the Board of Directors any person nominated by the Board of Directors for election as a director shall furnish to the Secretary of the corporation that information required to be set forth in a stockholder's notice of nomination which pertains to the nominee. No person shall be eligible for election as a director of the corporation unless nominated in accordance with the provisions of this Section 10. The officer of the corporation or other person presiding at the meeting shall, if the facts so warrant, determine and declare to the meeting that a nomination made at the meeting or any adjournment thereof was not made in accordance with the provisions of this Section 10, with law or rules applicable to the meeting, or if the stockholder solicits proxies in support of such stockholder's nominee(s) without such stockholder having made the representation required by clause (iii) of this Section 10, and if he or she should so determine, he or she shall so declare to the meeting and the defective nomination shall be disregarded.

Robert D. Morse
212 Highland Avenue
Moorestown, NJ 08057-2717

Ph: 856 235 1711
January 17, 2005

Securities & Exchange Commission
Division of Corporate Affairs
Office of the Chief Counsel
450 Fifth St. N.W.
Washington, DC 20549

Re: Mattel letter of January 14, 2005

Ladies and Gentlemen:

It appears that Corporate Management is determined to delete my Proposal by repeatedly quoting the wording and their interpretation of the process of "Plurality" voting, as it is established in their by-laws, that of 6 or more states, and of course, the S.E.C. Rules of 1934, as amended. Not one Company or entity analysis concerns the fact that shareowners are denied their right of dissent, under the Constitution and/or The Bill of Rights. No wonder ! Management/and/or Director selections for the office of Directors cannot lose, since a single vote "For" guarantees being elected.

It will be a sad occasion for this matter to be brought into Federal Court, as is referred to in S.E.C. advisory notices I receive. There is an "in-house" possibility to agree and correct but appears to be a determined obstinacy to avoid proving otherwise..

Please note that no "penalty" for ignoring or "opting out" has even been presented if a company returns "Against" where it belongs on the Proxy vote for Directors.

Page 2 Bottom line: "---votes cast "Against",etc.---will not have any legal effect."
Page 3 Bottom paragraph: Proof of "Tracking a Proponent".
Page 4-B "--applies to matters other than election of Directors". The whole Proposal concerns the explanation of unfairness of "Plurality" voting, and must refer to the way of and results achieved by removal of "Against".
Page 5 Bottom paragraph "---power to nominate directors is vested exclusively in the Board of Directors, and the Stockholders of the Company." This is definitely a "conflict of interest", nominating themselves and/or replacements. There are no noticeable "invitations" to the stockholders to submit nominees, either.
Page 6-III Conclusion. Again and again, a persistence in asking for private conference if a ruling in favor of my right to have the Proposal printed, without the proponent invited. Do you see the arrogance of this continued request ? It is most always by counsel !

6 Copies to S.E.C,
3 " to Mattel and Counsel

Sincerely,
Robert D. Morse


## DIVISION OF CORPORATION FINANCE
## INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 27, 2005

**Response of the Office of Chief Counsel**
**<u>Division of Corporation Finance</u>**

Re: Mattel, Inc.
Incoming letter dated January 14, 2005

The proposal requests that the board make a particular revision to its proxy materials.

There appears to be some basis for your view that Mattel may exclude the proposal under rule 14a-8(i)(2). In this regard, because Mattel's governing instruments do not opt out of the plurality voting that is otherwise specified by Delaware law, it appears that implementation of the proposal would result in Mattel's proxy materials being false or misleading under rule 14a-9. Accordingly, we will not recommend enforcement action to the Commission if Mattel omits the proposal from its proxy materials in reliance on rule 14a-8(i)(2). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Mattel relies.

Sincerely,



Robyn Manos
Special Counsel